ZOLL®



2009 ANNUAL REPORT

Making a Difference

Making a Difference

Dear Shareholders, Customers, and Employees:

Although 2009 generated less than expected profitability, ZOLL remained focused on key areas we believe make a real difference to our customers and their patients: investing in people and research, delivering innovative products, and helping our customers save lives that might otherwise be lost. We continued to uphold our commitment to being a consistent, stable, and reliable partner whom our customers can count on to achieve meaningful business and clinical advances.

Financial Highlights for 2009

- Revenue decreased 3% to $385.2 million, predominantly due to weakness in the U.S. capital equipment market, in addition to a negative foreign exchange impact.
- International sales increased 1% to $97.6 million on strong growth in Europe.
- LifeVest® revenues increased 66% this year to $43.9 million.
- Our data business experienced record revenue of $34.7 million, up 10% from fiscal year 2008.
- We finished fiscal year 2009 with no debt and $58.6 million in cash, cash equivalents, and investments.

Making a Difference by Investing in the Future

Despite the many challenges of the economic downturn, ZOLL made a conscious decision to continue to invest and deliver the service, reliability, and innovation our customers continue to expect. In the face of declining capital spending, we increased our sales force 29% to ensure that customer needs are met and key relationships remain intact. Most of the expansion was in the LifeVest and temperature management businesses. Across ZOLL's entire business, more than 400 direct sales and service representatives, 1,000 distributors, and 100 independent representatives are available to fully support our solutions and our customers.

We also increased our investment in research and development in fiscal 2009 by 22% to continue delivering compelling products that set new standards of care. Although the U.S. hospital market softened in 2009, we supported that market by adding new R Series® BLS and R Series Plus models to the line. We also added additional monitoring capability for blood pressure and $EtCO_2$. Designed to extend simple, smart and ready defibrillation to every hospital department, these advanced, cost-effective solutions help ensure code readiness and improve patient outcomes, and are important to our future success.

Because we decided not to put our investment activities on hold, we will be well-positioned, as economic conditions improve and capital equipment spending rebounds, to consistently deliver the clinically superior products on which our customers rely.

Making a Difference by Expanding Our Product Portfolio

ZOLL's expertise in resuscitation is unparalleled. In 2009 we not only continued leadership in the field but also expanded our business into new areas that strongly support our dedication to advancing clinical performance and patient outcomes.

With our acquisition of Radiant Medical, Inc. assets in 2007, we decided that temperature management would be a crucial component of our product portfolio. In May, we acquired substantially all of the assets of Alsius Corporation, thereby bringing Intravascular Temperature Management (IVTM™) consoles and a range of catheters already on the market into our product portfolio.

Despite having a leading IVTM technology as well as strong market penetration and customer loyalty, Alsius had been struggling to fund its continuation in the current economic climate. By acquiring its products, we have ensured that our customers will have ongoing, reliable access to accurate, easy-to-use, and cost-effective control of body temperature in critical care patients.



As we incorporate Radiant's best-of-class technology into our temperature management product line, we will widen the performance gap between ZOLL and the other temperature management solutions.

Through a strategic partnership we began in January, ZOLL became the exclusive distributor for the highly regarded Welch Allyn Propaq® LT monitor for EMS. We are working on new military products that combine these monitoring capabilities with ZOLL's strong resuscitation technology expertise to further extend our product portfolio.

Making a Difference by Helping to Save Lives

In 2009, ZOLL continued to bring innovation and lifesaving technologies to market.

The AutoPulse® gained further acceptance worldwide, with over 4,000 in use globally. It is helping to improve rescuer safety by substituting for manual CPR in a moving ambulance or other challenging situations that put healthcare professionals at risk. Patient survival from sudden cardiac arrest (SCA) also continues to improve with AutoPulse use. For example, within eight months of installing the AutoPulse, the Chula Vista Fire Department in California realized a 46.7% survival rate from SCA, including survivor David Krogh, as compared to an 8% rate before using the device.

In June, we introduced the AutoPulse Plus in Europe. By integrating this revolutionary cardiac support pump with our rugged E Series® defibrillator, we delivered the world's first and only method to administer uninterrupted compressions that are coordinated with timed shock delivery.

The newest model of our LifeVest Wearable Defibrillator received FDA clearance in August. In addition to Medicare and over 2000 private insurance companies, the LifeVest is now covered by Medicaid in nearly three-quarters of U.S. states.



$17
$27
$44
'07
'08
'09

LIFEVEST
(REVENUE IN MILLIONS)



$256
$309
$398
$385
'06
'07
'08
'09

ZOLL CONSOLIDATED
(REVENUE IN MILLIONS)

Revenues increased 66% this year, with over 2,900 physicians prescribing the product to more than 7,500 patients since the start of fiscal 2009. Hundreds of lives have been saved by the LifeVest in just the past few years, including that of Miltonette Craig; she was saved not once, but twice from sudden cardiac arrest before graduating from law school in 2009.

These survivor stories, and countless others like them, help us maintain our focus and dedication no matter what challenges or conditions we face. Thank you to our shareholders, customers, and employees for your continuing support.

Sincerely,

Richard A. Packer
Chairman and Chief Executive Officer
December 2009



Making a Difference for Survivors

Below you'll meet the two survivors already mentioned, as well as a few others whom our customers have saved using their skills and ZOLL products and technology.



David Krogh, Age 52
Chula Vista, California

"I feel like a walking miracle. It's awesome."

AutoPulse® Non-invasive Cardiac Support Pump

Being as civic-minded as he is, financial analyst David Krogh was mowing the lawn in a public area, which was overgrown due to city budget cutbacks, when he was stricken with SCA. A Good Samaritan driving by stopped to administer CPR until paramedics arrived. They applied the AutoPulse, which administered uninterrupted, automatic chest compressions for two minutes. Krogh was then successfully defibrillated and transported to the hospital where he was later implanted with an ICD.





Miltonette Craig, Age 23
Atlanta, Georgia

"I'm very, very happy that there was a LifeVest that brought my daughter back to life."
–Ileen Williams, Miltonette's mother.



LifeVest® Wearable Defibrillator

Miltonette Craig was saved twice by the LifeVest Wearable Defibrillator during her second year of law school; once while driving a car with her mother, the other during a hair salon appointment. Miltonette suffers from a severe heart condition that causes cardiac arrhythmias. She has since had an ICD implanted and graduated from law school.

* Ages of survivors are based on the year in which their medical events occurred.

"I'm very thankful they used that treatment on me because it made a major difference in my recovery. I was close to death."



Kevin Everett, Age 25
Buffalo, New York

Intravascular Temperature Management (IVTM™)



The fact that former Buffalo Bill's tight end Kevin Everett can walk again is nothing short of a miracle. He suffered a life-threatening spinal cord injury making a tackle in the 2007 season opener. He credits ZOLL's IVTM* solution, which cooled his body temperature to decrease swelling, for helping him beat astronomical odds against recovery.

*Formerly Alsius.

"It [AED] can save your life. It's a great machine. It tells the doctors what happened."



Ted Okerstrom, Age 16
Plymouth, Minnesota

AED Plus® Automated External Defibrillator

Having just received his driver's license, high school football player Ted Okerstrom drove to spring conditioning for what should have been a great day. Instead he collapsed on the field. His coaches started CPR, while the department secretary, a trained EMT herself, had the fastest boy in the school race to the field with the AED Plus. It directed them when to give Ted a shock. The paramedics who arrived – and later Ted's doctors – praised the AED Plus for helping to save Ted's life.



"Makes me so happy."



Olivia Quigley, Age 6
Boston, Massachusetts

AED Pro® Automated External Defibrillator

Cute little Olivia Quigley was having fun in gym class when suddenly she collapsed. Fortunately, two teachers rushed to her side, administered CPR and called 911. When paramedics arrived, they were able to get Olivia's heartbeat stabilized using the AED Pro. She is now back to school and enjoying life.



Making a Difference as a Reliable Partner

One of only 10 companies on the Forbes Top 100 Most Trustworthy Companies list for all three years of its publication

Moved up 16 places to No. 27 on Boston Globe 100 list of Massachusetts' Top Performing Public Companies

Received 8th consecutive Omega NorthFace ScoreBoard Award℠ for excellence in customer service and support

One of only 15 healthcare companies to make the list of Fortune Magazine's 100 Fastest-Growing Companies

ZOLL named 2009 Tech 50 awards finalist by Pittsburgh Technology Council for the LifeVest

Key Statistics/Highlights

- Physicians at all of the 21 "Honor Roll" hospitals and all of the 50 "Best Heart and Heart Surgery" hospitals designated by *U.S. News and World Report* for 2009-2010 have prescribed the LifeVest for patients.
- Overall, the LifeVest has now protected more than 20,000 patients.
- The U.S. Defense Logistics Agency awarded ZOLL a follow-on contract for Airworthy M Series® CCT defibrillators. If fully exercised, the potential revenue from the contract could approximate $30 million.

Corporate Executive Officers

Richard A. Packer
Chairman & Chief Executive Officer

Jonathan A. Rennert
President

A. Ernest Whiton
Vice President of Administration & Chief Financial Officer

Ward M. Hamilton
Senior Vice President
Vice President of Marketing

Steven K. Flora
Senior Vice President
Vice President of North American Sales

Edward T. Dunn
Vice President, Operations

John P. Bergeron
Vice President & Corporate Treasurer

Alexander N. Moghadam
Vice President, International Operations

Stephen Korn
Vice President, General Counsel & Secretary

E. Jane Wilson, Ph.D.
Vice President, Research & Development

Board of Directors

Chairman:
Richard A. Packer

Directors:
James W. Biondi, M.D.†
Thomas M. Claflin II‡
Robert J. Halliday§
Daniel M. Mulvena†‡
Lewis F. Rosenblum†
Benson F. Smith§
John J. Wallace§

§ Audit Committee
† Compensation Committee
‡ Nominating/Corporate Governance Committee

[redacted]

Stock Listing
ZOLL Medical Corporation Common Stock is traded on the NASDAQ Global Select Market under the symbol "ZOLL."

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43126
Providence, Rhode Island 02940-3126
877-282-1169
www.computershare.com

Counsel
Goodwin Procter LLP
Boston, Massachusetts

Independent Registered Public Accounting Firm
BDO Seidman, LLP
Boston, Massachusetts

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on February 10, 2010 at Goodwin Procter LLP, Conference Center, Exchange Place, 53 State Street, Boston, Massachusetts.

Information Requests
This document, along with our Form 10-K, constitutes ZOLL's 2009 Annual Report. If there is no Form 10-K included, you may request a copy, as filed with the Securities and Exchange Commission. Our 2009 Annual Report, quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission, as well as other investor materials, may be downloaded from the ZOLL website, www.zoll.com, or obtained upon written request.

Please write to:
Stockholder Relations
ZOLL Medical Corporation
269 Mill Road
Chelmsford, Massachusetts 01824-4105
1-978-421-9655
1-800-348-9011

ZOLL®